Exhibit 99.4

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of the proposals referred to in this document or as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser authorised pursuant to the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all of your ordinary shares in Signet Group plc, please pass this document and the accompanying Form of Proxy to the purchaser or transferee or to the stockbroker, bank manager or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Signet Group plc

NOTICE OF

ANNUAL GENERAL MEETING

This document contains the notice of the annual general meeting to be held on 6 June 2008.

Shareholders will find enclosed a Form of Proxy for use in connection with the annual general meeting. Forms of Proxy should be completed and returned to the Company’s registrars, in accordance with the instructions printed on them as soon as possible and, in any event, so as to be received not later than 11.00 a.m. on 4 June 2008.

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Signet Group plc
(Registered in England, No. 477692)
Directors:	Registered Office
Sir Malcolm Williamson* (Chairman)	15 Golden Square
Mr. Robert Anderson	London
Mr. Robert Blanchard*	W1F 9JG
Mr. Walker Boyd
Mr. Terry Burman
Mr. Dale Hilpert*
Ms. Lesley Knox*
Mr. Brook Land*
Mr. Mark Light
Mr. Robert Walker*
Mr. Russell Walls*
*non-executive
1 May 2008

Dear Shareholders

ANNUAL GENERAL MEETING (“AGM”)

This document contains the notice of the 2008 AGM of the Company which will be held at the Café Royal, 68 Regent Street, London, W1B 5EL at 11.00 a.m. on Friday 6 June 2008. An explanation of the business to be transacted is set out below and in the explanatory notes on pages 6 to 11.

Dividend

In addition to the interim dividend of 0.96 US cents per ordinary share which has already been paid in respect of the financial year ended 2 February 2008, the directors have recommended a final dividend of 6.317 US cents per share for payment to shareholders who are on the register of members at the close of business on 23 May 2008 and which, if approved at the 2008 AGM, will be paid on 3 July 2008. This is the second occasion that the Company has proposed a final dividend in US dollars and follows the redenomination of the share capital of the Company into US dollars on 5 February 2007. As explained in the letter sent to shareholders on 18 April 2007, for UK resident shareholders and those other shareholders who have previously elected to receive their dividend in sterling, the sterling amount payable will be calculated by reference to the closing mid-point exchange rate for US dollars with sterling in London as derived from Reuters at 4.00 p.m. on 23 May 2008. Shareholders who wish to elect to receive their dividends in an alternative currency should contact the Company’s registrars, Capita Registrars, in order to make such election but, to be effective for the July dividend payment, the request must be in place before 23 May 2008.

Articles of Association

You will see that, in addition to the customary business to be dealt with, resolution 15 proposes that the Company adopt new Articles of Association. The proposed new Articles of Association reflect amendments to company law made by those provisions of the Companies Act 2006 which have come into force since last year’s AGM. Further details of these amendments are set out on pages 8 and 9 of this Notice of AGM.

Half yearly results

Following a review of the cost and environmental impact of printing and dispatching the Company’s half yearly results, it has been decided that the half yearly results will not be automatically sent out to all shareholders. Shareholders will be able to download the results from the Company’s website (www.signetgroupplc.com) or can request a press release of the results from the Group Company Secretary.

Action to be taken

A Form of Proxy, for use by the holders of ordinary shares in connection with the AGM, is enclosed. Whether or not you propose to attend, you are requested to complete the form in accordance with the instructions thereon and return it in the envelope provided so that it arrives no later than 11.00 a.m. on Wednesday 4 June 2008. If you complete and return the Form of Proxy you can still attend and vote at the AGM in person if you wish.

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Recommendation
Your directors believe that the passing of all the resolutions to be put to the meeting is in the best interests of the Company and its shareholders as a whole.

Accordingly, your directors recommend that shareholders vote in favour of the resolutions, as they intend to do in respect of their own beneficial shareholdings.

Yours faithfully

Sir Malcolm Williamson
Chairman

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Notice of annual general meeting

Signet Group plc

Notice is hereby given that the annual general meeting of Signet Group plc (the “Company”) will be held at the Café Royal, 68 Regent Street, London W1B 5EL at 11.00 a.m. on Friday 6 June 2008 to consider and, if thought fit, to pass resolutions 1 to 12 below as ordinary resolutions and resolutions 13, 14 and 15 below as special resolutions:

1	To receive the annual report and accounts, and the auditor’s and directors’ reports thereon, for the year ended 2 February 2008.

2	To approve the directors’ remuneration report for the year ended 2 February 2008.

3	To declare a final dividend.

4	To elect Lesley Knox as a director.

5	To re-elect Robert Anderson as a director.

6	To re-elect Terry Burman as a director.

7	To re-elect Robert Walker as a director.

8	To re-appoint KPMG Audit Plc as auditor of the Company to hold office from the conclusion of this meeting until the conclusion of the next general meeting at which accounts are laid before the Company and to authorise the directors to determine its remuneration.

9	To approve the extension of the Company’s Sharesave Scheme (the “UK Scheme”), which was initially approved by shareholders in 1998, for a further period of 10 years.

10	To approve the extension of the Company’s Stock Savings Plan (the “US Scheme”), which was initially approved by shareholders in 1998, for a further period of 10 years.

11	To approve the extension of the Company’s Republic of Ireland Sharesave Scheme (the “Republic of Ireland Scheme”), which was initially approved by shareholders in 1998, for a further period of 10 years.
12	That the directors are generally and unconditionally authorised pursuant to section 80 of the Companies Act 1985 to exercise all powers of the Company to allot relevant securities (as defined in that section) up to an aggregate nominal amount of $5,116,531 provided that: (i) this authority shall expire at the conclusion of the next annual general meeting of the Company or on 31 July 2009 whichever is the earlier date; (ii) before the expiry of such authority the Company shall be entitled to make any offer or agreement which would or might require relevant securities to be allotted after such expiry and, notwithstanding such expiry, the directors may allot relevant securities pursuant to any such offer or agreement as if such authority had not expired; and (iii) all unexercised authorities vested in the directors immediately prior to the passing of this resolution to allot relevant securities be and are hereby revoked.

13	That, subject to the passing of resolution 12 above, the directors are empowered pursuant to section 95 of the Companies Act 1985 to allot equity securities (as defined in section 94 of that Act) for cash pursuant to the general authority conferred on them by resolution 12 or by way of a sale of treasury shares as if section 89(1) of that Act did not apply to any such allotment, provided that this power is limited to:

(a)	the allotment of equity securities in connection with a rights issue, open offer or other pre-emptive offer, in favour of shareholders (excluding shareholders holding treasury shares) open for acceptance for a period determined by the directors, to the holders of ordinary shares on the register on any fixed record date as the directors may determine in proportion (as nearly as may be) to their holdings of ordinary shares (and, if applicable, to the holders of any other class of equity security in accordance with the rights attached to such class), subject to such exclusions or other arrangements as the directors may deem necessary or expedient to deal with treasury shares or in relation to (i) fractions of such securities, (ii) the issue, transfer and/or holding of any

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Signet Group plc

securities in certificated form or in uncertificated form, (iii) the use of one or more currencies for making payments in respect of such an offer, (iv) any such shares or other securities being represented by depositary receipts, or (v) any local or practical problems however arising under the laws of, or the requirements of any regulatory body or any stock exchange in, any territory; and

(b)	the allotment (other than pursuant to paragraph (a) above) to any person or persons of equity securities for cash up to an aggregate nominal amount of $767,479; and shall expire unless previously renewed varied or revoked by the Company in general meeting at such time as the general authority conferred on the directors by resolution 12 expires save that, before the expiry of this power, the Company may make any offer or agreement which would or might require equity securities to be allotted after such expiry and, notwithstanding such expiry, the directors may allot equity securities in pursuance of any such offer or agreement as if the power conferred had not expired.

14	That the Company is generally and unconditionally authorised pursuant to section 163(3) of the Companies Act 1985 to make market purchases of ordinary shares of 0.9 US cents each of the Company, provided that:

(a)	the maximum number of such shares that may be acquired under this authority is 170,551,046; and

(b)	the minimum price which may be paid for such a share is 0.9 US cents (exclusive of expenses); and

(c)	the maximum price (exclusive of expenses) which may be paid for such a share is an amount equal to 105% of the average of the middle market quotations for an ordinary share, as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the date on which the share is contracted to be purchased; and

(d)	this authority shall expire at the conclusion of the next annual general meeting of the Company or on 31 July 2009 whichever is the earlier date; and

(e)	the Company may complete or conclude, in whole or in part, a purchase of shares after the expiry of this authority pursuant to a contract entered into before such expiry.
15	That the Articles of Association contained in the document produced to the meeting and signed by the Chairman for the purposes of identification be approved and adopted as the new Articles of Association of the Company in substitution for, and to the exclusion of, the existing Articles of Association, with effect from the conclusion of the 2008 annual general meeting.

By Order of the Board

M.A. Jenkins

Group Company Secretary

Registered Office: 15 Golden Square, London W1F 9JG Registered in England No. 477692

1 May 2008

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Signet Group plc

Explanation of business of the 2008 annual general meeting

Resolution 1:
Report and Accounts
The directors will present to the meeting the Report and Accounts for the year ended 2 February 2008.

The Report and Accounts can be found on the Company’s website at www.signetgroupplc.com. Additionally, a copy of either the full Report and Accounts or the Annual Review and Summary Financial Statement has been sent to each Signet shareholder to whom this document has been sent.

Resolution 2:
Remuneration report
Resolution 2 is to approve the directors’ remuneration report on pages 67 to 79 of the full Report and Accounts. It is mandatory for all listed companies to put their Report on Directors’ Remuneration to an advisory shareholder vote. As the vote is advisory it does not affect the actual remuneration paid to any individual director. A summary of the remuneration report is on pages 40 to 45 of the Annual Review and Summary Financial Statement. The report sets out the remuneration strategy and details the guiding principles which together make up the remuneration policy. Also set out is the remuneration earned during the year by the directors of the Company together with their interests in shares, share options and other long term incentive plans.

Resolution 3:
Dividend
The directors have recommended a final dividend of 6.317 US cents per ordinary share for payment to shareholders who are on the register of members at the close of business on 23 May 2008. For UK resident shareholders and those other shareholders who have elected to receive their dividend in sterling, the sterling amount payable will be calculated by reference to the closing mid-point exchange rate for US dollars with sterling in London as derived from Reuters at 4.00 p.m. on 23 May 2008. An interim dividend of 0.96 US cents per ordinary share has already been paid in respect of the financial year ended 2 February 2008. If the resolution is passed the final dividend will be paid on 3 July 2008.

Resolutions 4 - 7:
Election and re-election of directors
All of the directors have undergone a performance evaluation during the year and have demonstrated that they are committed to the role and that they continue to be effective and valuable members of the Board.

Ms Lesley Knox was appointed to the Board on 9 January 2008 and in accordance with the Articles of Association, offers herself for election.

Ms Knox is non-executive Chairman of Alliance Trust plc, non-executive director of HMV plc and Hays plc. She is also governor of the Museum of London. Ms Knox was, until January 2003, a founder director of British Linen Advisors Ltd, a specialist corporate finance advisor focusing on growth companies. Prior to that she was Corporate Finance Director then Head of Institutional Asset Management at Kleinwort Benson Group.

Messrs Robert Anderson, Terry Burman, Robert Walker and Brook Land are retiring by rotation in accordance with the Company’s Articles of Association. Messrs Anderson, Burman and Walker offer themselves for re-election. Brook Land will be retiring from the Board at the conclusion of the AGM.

Mr Robert Anderson was appointed to the Board in 2005. He became Chief Executive of the Group’s UK division in January 2003 having joined the Group as Chief Operating Officer of the UK division in August 2000. Prior to joining the Group Mr Anderson had worked at Marks & Spencer Plc for 19 years, latterly as a Business Unit Director.

Mr Terry Burman was appointed Group Chief Executive in 2000. He was, until January 2006, also Chief Executive Officer of the Group’s US division. Mr Burman was appointed to the Board in 1996. Prior to joining the Group in 1995 he was Chief Executive Officer of Barrys Jewelers, Inc. Mr Burman was appointed a director of Yankee Holding Corp. in October 2007.

Mr Robert Walker was appointed to the Board in 2004. He is non-executive Chairman of WH Smith PLC and BCA Europe Holdings Limited and is a non-executive director of Tate & Lyle PLC and Williams Lea Holdings plc. He was Group Chief Executive of Severn Trent Plc, from August 2000 until his retirement in February 2005. Prior to this Mr Walker had been a Division President of PepsiCo International and had previously worked for McKinsey and Company and Procter & Gamble.

The Nomination and Corporate Governance Committee and the Board supports the election of Ms Knox and the re-election of Messrs Anderson, Burman and Walker.

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Signet Group plc

Details of the directors, including those who are seeking election and re-election, are set out on page 51 of the full Report and Accounts and page 39 of the Annual Review and Summary Financial Statement. Mr Walker and Ms Knox are non-executive directors and, as such, do not have a service contract with the Company. Details of Mr Anderson’s and Mr Burman’s contracts are set out on page 74 of the full Report and Accounts and page 40 of the Annual Review and Summary Financial Statement.

Copies of the directors’ service contracts with the Company and the terms and conditions of the non-executive directors are available for inspection at the registered office of the Company during usual business hours (Saturdays, Sundays and public holidays excluded) and will be available at the annual general meeting from 10.30 a.m. until its conclusion.

Resolution 8:
Re-appointment and remuneration of auditor
Resolution 8 is to re-appoint KPMG Audit Plc as auditor to the Company until the end of the next general meeting at which accounts are laid before the Company and to authorise the directors to determine its remuneration.

Resolution 9:
Approve the extension of the UK Scheme
The purpose of this resolution is to extend the UK Scheme for a further period of ten years. The UK Scheme is open to all UK employees of the Company who are eligible employees on the relevant eligibility date each year and has proved an attractive and effective means for employees to acquire shares in the Company. Under the Scheme, options are granted to be exercisable in conjunction with a three-year savings arrangement, up to a monthly limit of £250. Options may be granted at a discount of up to 20% to the market price at the time of the invitation.

The rules of the extended UK Scheme remain substantially unchanged, although there will be some updating of statutory references and the inclusion of provisions allowing for electronic communications. In addition, as this is no longer a requirement of the Listing Rules, the approval of the Company’s auditors to any adjustments to options following a reorganisation of share capital has been removed.

Resolution 10:
Approve the extension of the US Scheme
The purpose of this resolution is to extend the US Scheme for a further period of ten years. The US Scheme is open to all US employees of the Company who are eligible employees on the relevant eligibility date each year and has proved an attractive and effective means for employees to acquire shares in the Company. Under the US Scheme, options are granted to be exercisable with a two year savings period, up to a monthly limit of $400. Options may be granted at a discount of up to 15% to the market price at the time of the invitation.

Resolution 11:
Approve the extension of the Republic of Ireland Scheme
The purpose of this resolution is to extend the Republic of Ireland Scheme for a further period of ten years. The Republic of Ireland Scheme is open to all Irish employees of the Company who are eligible employees on the relevant eligibility date each year and has proved an attractive and effective means for employees to acquire shares in the Company. Under the Republic of Ireland Scheme, options are granted to be exercisable with a three year savings period, up to a monthly limit of €500. Options may be granted at a discount of up to 20% to the market price at the time of the invitation.

Resolution 12:
Authority to allot shares
The effect of this resolution is to extend the general authority of the directors to allot shares so that it will last until the next annual general meeting of the Company or 31 July 2009, whichever is the earlier date. The authority is in respect of shares with an aggregate nominal value of $5,116,531 equal to one third of the Company’s issued share capital at the date of this notice. The directors have no present intention of exercising this allotment authority. The Company does not hold any shares in treasury at the date of this notice.

Resolution 13:
Disapplication of pre-emption rights
The effect of this resolution is to renew, for the same period as the general authority to allot shares in resolution 12, the disapplication of statutory pre-emption rights in relation to the allotment of shares for cash. The disapplication will permit the directors to allot shares for cash pursuant to resolution 12 without first offering them to all existing shareholders pursuant to their statutory pre-emption rights under the Companies Act 1985. Any such allotments for cash must be made pursuant to a rights issue or an open offer or otherwise be limited to shares with an aggregate nominal value not exceeding $767,479 this being equal to 5% of all the ordinary

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Signet Group plc

shares in issue at the date of this notice. The directors may also use the authority to allot shares without complying with statutory pre-emption rights in relation to a sale of treasury shares.

Resolution 14:
Authority to purchase own shares
The effect of this resolution is to renew the Company’s authority to make market purchases of the Company’s shares on the London Stock Exchange. The directors will continue to keep the exercise of such authority under review and would only exercise it where they believe such purchases would result in an increase in earnings per share and would be in the best interests of shareholders generally.

The directors are seeking authority to purchase up to 170,551,046 issued shares, representing 10% of the Company’s issued share capital at the date of this notice. The maximum price at which any such purchase may be made is equal to 105% of the average of the middle market quotations for a share as taken from the London Stock Exchange Daily Official List for the five business days preceding the date of purchase. The authority, if granted, would be subject to renewal at the next annual general meeting of the Company.

The Companies Act 1985 allows a listed company to purchase its own shares in order to hold those shares “in treasury” as an alternative to cancelling them. Shares held in treasury in this manner are available for resale by the company at a later date.

Accordingly, if this resolution is passed at the annual general meeting, the Company will have the option of holding, as treasury shares, any of its own shares that it purchases pursuant to the authority conferred. This would give the Company the ability to sell treasury shares quickly and cost effectively and provide the Company with additional flexibility in the management of its capital base. No dividends will be paid on such shares whilst held in treasury and no voting rights will attach to treasury shares. Whilst they are held in treasury, shares are treated as cancelled. It is the Company’s present intention that any shares purchased by the Company under this authority would be cancelled, unless the shares are being purchased by the Company to hold as treasury shares for future resale.

The number of unissued shares that were subject to subscription options at 2 May 2008 was 54,857,530. This equals, in number, 3.21% of the Company’s issued shares at that date (excluding treasury shares). If the proposed share purchase authority were to be exercised in full, those 54,857,530 shares would represent 3.57% of the issued shares as reduced by the share purchases. These figures do not include or reflect options granted at a later date, including in respect of any awards that vest under the Signet Group plc 2000 Long Term Incentive Plan and the replacement Signet Group plc 2005 Long Term Incentive Plan

Resolution 15:
Adoption of new Articles of Association
The new Articles of Association incorporate amendments to the current Articles of Association to reflect the provisions of the Companies Act 2006 (“the 2006 Act”) which came, or will come, into effect in 2007 and 2008. As the 2006 Act will not be fully in force until October 2009, it is not yet possible to fully reflect the 2006 Act changes. It is anticipated that shareholders will be asked to approve further changes to our Articles of Association at the 2009 AGM.

The principal changes in the new Articles of Association proposed to be adopted at this year’s AGM relate to shareholder meetings and resolutions (including enhanced proxy rights and corporate representatives), transfers of shares, directors’ indemnities and directors’ conflicts of interest.

The new Articles of Association incorporate amendments in relation to shareholder meetings and resolutions to ensure consistency with the provisions of the 2006 Act which came into force in October 2007. In particular, a general meeting (other than the annual general meeting) to consider a special resolution can be convened on 14 days’ notice whereas previously 21 days’ notice was required.

Under the 2006 Act, proxies are entitled to vote on a show of hands as well as on a poll, and members may appoint a proxy to exercise all or any of their rights to attend, speak and vote at meetings. Multiple proxies may be appointed provided that each proxy is appointed to exercise the rights attached to a different share or shares. The new Articles of Association reflect these new proxy rights and in line with the 2006 Act also provide for multiple corporate representatives to be appointed.

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Signet Group plc

Under the 2006 Act, a company must either register a transfer or give the transferee notice of, and reasons for, its refusal to register the transfer. Any registration of a transfer or notice of refusal must be made or given as soon as practicable and in any event within two months from the date that the transfer is lodged with the company. The new Articles of Association reflect these requirements.

A further amendment to the articles is proposed, in line with the 2006 Act, to extend the scope of potential indemnities which may be granted, so that they may be granted to directors of pension trustee companies.

From 1 October 2008, under the 2006 Act a director has a statutory duty to avoid a situation where he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the company’s interests. The 2006 Act allows directors of public companies to authorise conflicts or potential conflicts where the Articles of Association contain a provision allowing this authorisation. The 2006 Act also allows the Articles of Association to contain other provisions for dealing with directors' conflicts of interest to avoid a breach of duty.

Article 110, which is the provision for dealing with conflicts in the current Articles of Association, allowing directors to be interested in transactions and to be an officer of or employed by or interested in a body corporate in which the company is interested, is proposed to be amended so that it confirms that such interests, offices or employment will not infringe the conflicts duty as codified in the 2006 Act.

New Article 111 gives the directors authority to approve conflict situations including other directorships held by the company’s directors and include other provisions to allow conflicts of interest to be dealt with in a similar way to the current position.

There are safeguards that will apply when directors decide whether to authorise a conflict or potential conflict. First, only directors who have no interest in the matter being considered will be able to take the relevant decision, and secondly, in taking the decision the directors must act in a way they consider, in good faith, will be most likely to promote the company’s success. The directors will be able to impose limits or conditions when giving authorisation if they think this is appropriate.

The proposed new Article 111 also contains provisions relating to confidential information, attendance at Board meetings and availability of Board papers to protect a director from being in breach of duty if a conflict of interest or potential conflict of interest arises. These provisions will only apply where the position giving rise to the potential conflict has previously been authorised by the directors.

It is the Board’s intention to report annually on the Company’s procedures for ensuring that the Board’s powers of authorisation of conflicts are operated effectively and that the procedures have been followed.

A copy of the current Articles of Association and the proposed new Articles of Association that reflect these amendments will be available for inspection at the registered office of the Company during usual business hours (Saturdays, Sundays and public holidays excepted) until the conclusion of the meeting. Copies will also be available at the Café Royal on the morning of the meeting from 10.30 a.m. until its conclusion.

Notes:
1	Record date
A person must be registered as the holder of shares in the Company by 6.00 p.m. on 4 June 2008 in order for such person to be entitled to attend and vote at the meeting in respect of those shares. Changes to entries on the register after this time shall be disregarded in determining the rights of persons to attend or vote (and the number of votes they may cast) at the meeting.

2	Appointment of proxies
2a	A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend, speak and vote on his behalf. A proxy need not be a member of the Company, but must attend the meeting in person to represent the member. If a member appoints more than one proxy, each proxy must be appointed to exercise the rights attaching to different shares held by that member.

2b	To be valid, the enclosed Form of Proxy and any power of attorney or other authority under which it is signed must be lodged by post or by hand at the office of the Company’s registrars, Capita Registrars, not less than 48 hours before the time appointed for the meeting. CREST members should refer to the provisions below. Completing and returning a Form of Proxy will not prevent a member from attending and voting at the meeting should he so wish.

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Signet Group plc
To change your proxy instructions you may return a new proxy appointment using the methods set out above. Where you have appointed a proxy using the hard copy Form of Proxy and would like to change the instructions using another hard copy Form of Proxy, please contact the Company’s registrars. The deadline for receipt of proxy appointments (see above) also applies in relation to amended instructions. Any attempt to terminate or amend a proxy appointment received after the relevant deadline will be disregarded. Where two or more valid separate appointments of proxy are received in respect of the same share in respect of the same meeting, the one which is last sent shall be treated as replacing and revoking the other or others.

3	Electronic Proxy Appointment by CREST Members

3a	This facility is only open to shareholders who hold their shares through CREST.

3b

CREST members who wish to appoint a proxy or proxies by utilising the CREST electronic proxy appointment service may do so for the 2008 annual general meeting and any adjournment(s) thereof by using the procedures described in the CREST manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take appropriate action on their behalf.

3c	In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications and must contain the information required for such instructions as described in the CREST manual. The CREST message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Capita Registrars (CREST participant ID RA 10) no later than 48 hours before the time appointed for the holding of the meeting or adjourned meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the CREST message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the CREST message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

3d	CREST members and, where applicable, their CREST sponsors or voting service provider(s), should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that the CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a CREST message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service provider(s) is/are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system timings.

3e	The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

4	As at 1 May 2008, the Company’s issued share capital consists of 1,705,510,466 ordinary shares of 0.9 US cents each carrying one vote and 50,000 deferred shares of £1 each, with no voting rights. Therefore the total number of voting rights in the Company is 1,705,510,466.

5	In order to facilitate voting by corporate representatives at the meeting, arrangements will be put in place at the meeting so that (i) if a corporate shareholder has appointed the Chairman of the meeting as its corporate representative with instructions to vote on a poll in accordance with the directions of all of the other corporate representatives for that shareholder at the meeting, then on a poll those corporate representatives will give voting directions to the Chairman and the Chairman will vote (or withhold a vote) as corporate representative in accordance with those directions; and (ii) if more than one corporate representative for the same corporate shareholder attends the meeting but

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Signet Group plc

the corporate shareholder has not appointed the Chairman of the meeting as its corporate representative, a designated corporate representative will be nominated, from those corporate representatives who attend, who will vote on a poll and the other corporate representatives will give voting directions to that designated corporate representative. Corporate shareholders are referred to the guidance issued by the Institute of Chartered Secretaries and Administrators on proxies and corporate representatives (www.icsa.org.uk) for further details of this procedure. The guidance includes a sample form of representation letter if the Chairman is being appointed as described in (i) above.

6	Information rights
A copy of this notice has been sent for information only to persons who have been nominated by a member to enjoy information rights under section 146 of the 2006 Act (a “Nominated Person”). The rights to appoint a proxy can not be exercised by a Nominated Person: they can only be exercised by the member. However, a Nominated Person may have a right under an agreement between him and the member by whom he was nominated to be appointed as a proxy for the meeting or to have someone else so appointed. If a Nominated Person does not have such a right or does not wish to exercise it, he may have a right under such an agreement to give instructions to the member as to the exercise of voting rights.